ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update- Routine announcements from
12 July to 18 August 2008

DATE	DETAILS
8.8.08	Directors Interests — Share Incentive Plan — monthly update

7.8.08	Voting Rights and Capital (Transfer of shares out of Treasury)

4.8.08	Blocklisting Six Monthly Return

1.8.08	Voting Rights and Capital (NGplc monthly update)

31.7.08	Publication of Terms for EUR 15 Billion Euro Medium Term note Programme

30.7.08	Voting Rights and Capital (Transfer of shares out of Treasury)

14.7.08	Voting Rights and Capital (Transfer of shares out of Treasury)

Notes: NG has continued its share repurchase programme. Annexed are further announcements made on 14,15,16,17,18,21,22,23,24,25,28,29,30 and 31 July and 1,4,5,6,7,8,11,12,13,14,15 and 18 August 2008- in respect of repurchases on each preceding business day.

During the period two separate ‘same day’ National Grid plc Forms 6-k were sent as follows:

28 July: ‘National Grid plc –Interim Management Statement’
29 July: ‘National Grid plc— AGM poll results’

Also, on 14 August 2008; Niagara Mohawk Power Corporation
filed a 6-K in respect of senior notes- compliance

ANNEX 2 – Copy Announcements as sent

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand
London
WC2N 5EH
United Kingdom

Update- Routine announcements from
12 July to 18 August 2008

National Grid plc (“NG”)

8th August 2008

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 41,267 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on Thursday 7th August, at a price of 669.1 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	19 Ordinary Shares

Steven Holliday	18 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	489,273 Ordinary Shares

Steven Holliday	1,037,489 Ordinary Shares

— —

Contact: D C Forward, Assistant Secretary- (0207 004 3226)

7th August 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified yesterday that 100,000 shares held in Treasury were transferred to share scheme trustees, on 6th August 2008. Following this change, and after transfers into treasury registered as part of the ongoing share repurchase programme, National Grid plc’s registered capital at 6 August 2008 consists of 2,581,913,516 ordinary shares, of which 122,186,619 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,459,726,897 shares with voting rights.

The figure of 2,459,726,897 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (‘NG’)
4 August 2008
—
Block Listing Six Monthly Return
—

1. Name of Company	National Grid plc

2. Name of Scheme	Employee Shareschemes

3. Period	1 February 2008 to 31 July 2008

4. Shares not issued at end of last period:	1,350,512

5. Shares issued/allotted during period:	Nil

6. Balance not yet issued/allotted at end of period:	1,350,512

7. No. of shares originally listed and date of admission:	On 1 August 2005, following NG’s capital consolidation, a total of 2,712,727,627 New Ordinary Shares of 11 17/43 pence were in issue. See Note below:

NB: References are to NG Ordinary shares of 11 17/43p.

Note: The company’s share repurchase programme (into Treasury) continued throughout the period. Sharescheme operations were satisfied by transfer of treasury shares; accordingly no further blocklisted shares were allotted. Total number of shares in issue at end of the period: 2,581,913,516; of which the holding of Treasury shares at 31 July 2008 was 118,351,619; leaving a balance of 2,463,561,897 shares with voting rights.

—
Contact: D C Forward, Assistant Secretary
Tel: 0207 004 3226

1 August 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid plc’s registered capital at close of 31 July 2008 consists of 2,581,913,516 ordinary shares, of which 118,351,619 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,463,561,897 shares with voting rights.

The figure of 2,463,561,897 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid PLC
31 July 2008

Publication of Prospectus
The following Prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 30 July 2008 (the “Prospectus”) relating to the Euro 15,000,000,000 Euro Medium Term Note Programme of National Grid plc and National Grid Electricity Transmission plc.

To view the Prospectus, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3435A_1-2008-7-31.pdf

The full document is also available for viewing at the Document Viewing Facility of the UK Listing Authority at 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact
Andrew Kluth
Assistant Treasurer
National Grid plc
1-3 Strand
London WC2N 5EH

Tel:+44 20 7004 3365
Fax+44 20 7004 3363
Clive Hawkins
Media Relations
National Grid plc
1-3 Strand
London WC2N 5EH
Tel:+44 20 7004 3147
Fax+44 20 7004 3167

DISCLAIMER — INTENDED ADDRESSEES
Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.

30th July 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified today that 30,227 shares held in Treasury were transferred to share scheme participants, yesterday, on 29th July 2008. Following this change, and after transfers into treasury registered as part of the ongoing share repurchase programme, National Grid plc’s registered capital at 29 July 2008 consists of 2,581,913,516 ordinary shares, of which 116,576,619 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,465,336,897 shares with voting rights.

The figure of 2,465,336,897 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

Contact: D C Forward,
Assistant Secretary
0207 004 3226

Monday 14th July 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified today that 30,153 shares held in Treasury were transferred to share scheme participants, on 14th July. Following this change, and after transfers into treasury registered as part of the ongoing share repurchase programme, National Grid plc’s registered capital at 14 July 2008 consists of 2,581,913,516 ordinary shares, of which 105,144,846 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,476,768,670 shares with voting rights.

The figure of 2,476,768,670 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc – Transaction in Own Shares

14 July 2008

National Grid plc announces that on 11 July 2008 it purchased 820,000 of its ordinary shares at a price of 655.53 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,474,781,517 and the number of ordinary shares in Treasury will be 107,131,999.

End

National Grid plc – Transaction in Own Shares

15 July 2008

National Grid plc announces that on 14 July 2008 it purchased 450,000 of its ordinary shares at a price of 656.51 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,474,361,670 and the number of ordinary shares in Treasury will be 107,551,846.

End

National Grid plc – Transaction in Own Shares

16 July 2008

National Grid plc announces that on 15 July 2008 it purchased 750,000 of its ordinary shares at a price of 650.46 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,473,611,670 and the number of ordinary shares in Treasury will be 108,301,846.

End

National Grid plc – Transaction in Own Shares

17 July 2008

National Grid plc announces that on 16 July 2008 it purchased 1,200,000 of its ordinary shares at a price of 654.40 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,472,411,670 and the number of ordinary shares in Treasury will be 109,501,846.

End

National Grid plc – Transaction in Own Shares

18 July 2008

National Grid plc announces that on 17 July 2008 it purchased 1,550,000 of its ordinary shares at a price of 650.42 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,470,861,670 and the number of ordinary shares in Treasury will be 111,051,846.

End

National Grid plc – Transaction in Own Shares

21 July 2008

National Grid plc announces that on 18 July 2008 it purchased 1,500,000 of its ordinary shares at a price of 662.79 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,469,361,670 and the number of ordinary shares in Treasury will be 112,551,846.

End

National Grid plc – Transaction in Own Shares

22 July 2008

National Grid plc announces that on 21 July 2008 it purchased 1,225,000 of its ordinary shares at a price of 661.93 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,468,136,670 and the number of ordinary shares in Treasury will be 113,776,846.

End

National Grid plc – Transaction in Own Shares

23 July 2008

National Grid plc announces that on 22 July 2008 it purchased 900,000 of its ordinary shares at a price of 675.54 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,467,236,670 and the number of ordinary shares in Treasury will be 114,676,846.

End

National Grid plc – Transaction in Own Shares

24 July 2008

National Grid plc announces that on 23 July 2008 it purchased 970,000 of its ordinary shares at a price of 689.18 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,466,266,670 and the number of ordinary shares in Treasury will be 115,646,846.

End

National Grid plc – Transaction in Own Shares

25 July 2008

National Grid plc announces that on 24 July 2008 it purchased 960,000 of its ordinary shares at a price of 683.09 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,465,306,670 and the number of ordinary shares in Treasury will be 116,606,846.

End

National Grid plc – Transaction in Own Shares

28 July 2008

National Grid plc announces that on 25 July 2008 it purchased 1,075,000 of its ordinary shares at a price of 677.26 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,464,231,670 and the number of ordinary shares in Treasury will be 117,681,846.

End

National Grid plc – Transaction in Own Shares

29 July 2008

National Grid plc announces that on 28 July 2008 it purchased 700,000 of its ordinary shares at a price of 668.83 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,463,531,670 and the number of ordinary shares in Treasury will be 118,381,846.

End

National Grid plc – Transaction in Own Shares

30 July 2008

National Grid plc announces that on 29 July 2008 it purchased 720,000 of its ordinary shares at a price of 672.71 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,462,841,897 and the number of ordinary shares in Treasury will be 119,071,619.

End

National Grid plc – Transaction in Own Shares

31 July 2008

National Grid plc announces that on 30 July 2008 it purchased 715,000 of its ordinary shares at a price of 675.63 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,462,126,897 and the number of ordinary shares in Treasury will be 119,786,619.

End

National Grid plc – Transaction in Own Shares

1 August 2008

National Grid plc announces that on 31 July 2008 it purchased 875,000 of its ordinary shares at a price of 670.89 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,461,251,897 and the number of ordinary shares in Treasury will be 120,661,619.

End

National Grid plc – Transaction in Own Shares

4 August 2008

National Grid plc announces that on 1 August 2008 it purchased 1,625,000 of its ordinary shares at a price of 658.27 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,459,626,897 and the number of ordinary shares in Treasury will be 122,286,619.

End

National Grid plc – Transaction in Own Shares

5 August 2008

National Grid plc announces that on 4 August 2008 it purchased 735,000 of its ordinary shares at a price of 659.32 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,458,891,897 and the number of ordinary shares in Treasury will be 123,021,619.

End

National Grid plc – Transaction in Own Shares

6 August 2008

National Grid plc announces that on 5 August 2008 it purchased 1,180,000 of its ordinary shares at a price of 666.69 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,457,711,897 and the number of ordinary shares in Treasury will be 124,201,619.

End

National Grid plc – Transaction in Own Shares

7 August 2008

National Grid plc announces that on 6 August 2008 it purchased 1,210,000 of its ordinary shares at a price of 667.92 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,456,601,897 and the number of ordinary shares in Treasury will be 125,311,619.

End

National Grid plc – Transaction in Own Shares

8 August 2008

National Grid plc announces that on 7 August 2008 it purchased 615,000 of its ordinary shares at a price of 673.89 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,455,986,897 and the number of ordinary shares in Treasury will be 125,926,619.

End

National Grid plc – Transaction in Own Shares

11 August 2008

National Grid plc announces that on 8 August 2008 it purchased 530,000 of its ordinary shares at a price of 683.99 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,455,456,897 and the number of ordinary shares in Treasury will be 126,456,619.

End

National Grid plc – Transaction in Own Shares

12 August 2008

National Grid plc announces that on 11 August 2008 it purchased 490,000 of its ordinary shares at a price of 688.08 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,454,966,897 and the number of ordinary shares in Treasury will be 126,946,619.

End

National Grid plc – Transaction in Own Shares

13 August 2008

National Grid plc announces that on 12 August 2008 it purchased 620,000 of its ordinary shares at a price of 694.97 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,454,346,897 and the number of ordinary shares in Treasury will be 127,566,619.

End

National Grid plc – Transaction in Own Shares

14 August 2008

National Grid plc announces that on 13 August 2008 it purchased 550,000 of its ordinary shares at a price of 702.43 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,453,796,897 and the number of ordinary shares in Treasury will be 128,116,619.

End

National Grid plc – Transaction in Own Shares

15 August 2008

National Grid plc announces that on 14 August 2008 it purchased 682,000 of its ordinary shares at a price of 703.56 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,453,114,897 and the number of ordinary shares in Treasury will be 128,798,619.

End

National Grid plc – Transaction in Own Shares

18 August 2008

National Grid plc announces that on 15 August 2008 it purchased 425,000 of its ordinary shares at a price of 706.64 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,452,689,897 and the number of ordinary shares in Treasury will be 129,223,619.

End